Minnesota Tax-Free Income Fund

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

Sit MN Tax Free Income Fund - Net of Fees
(As of 12/31/06)



1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
Total Return (%)
0.63
-1.28
11.90
11.65
5.89
4.22
8.19
6.38
6.14
5.84
-3.82
0.74
8.09
7.72
5.85
6.21
7.06
9.27
4.42
4.13
3.68
2.72
4.44
0.95
4.92
3.34
Sit MN Tax Free Income Fund
Lehman 5-Year Municipal Bond Index



1 Year
3 Years
5 Years
10 Years
Since Inception (12/1/93) Annualized
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Annualized Total Return (%)
4.92
3.34
4.34
2.33
4.89
4.05
5.48
4.69
5.24
4.79
Sit MN Tax Free Income Fund
Lehman 5-Year Municipal Bond Index

Please refer to disclosure on title page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit MN Tax-Free Income Fund
12 Month Distribution Rate
12/31/94 - 12/31/06



12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Sit MN Tax Free Income Fund (12 Month Distribution Rate)
Lehman 5-Year Municipal Bond Index (Yield to Worst)

Sit Minnesota Tax-Free Income Fund

Portfolio Characteristics

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
QUALITY													
AAA	13.9 %	21.0 %	20.8 %	21.9 %	17.8 %	22.3 %	14.2 %	15.8 %	15.4 %	13.4 %	17.1 %	17.3 %	19.6 %
AA	20.6	21.6	20.8	19.0	24.1	13.8	14.3	12.4	9.4	13.3	6.2	12.6	10.7
A	22.3	10.7	12.8	15.1	11.7	11.2	13.5	19.4	21.2	17.9	16.7	13.2	10.9
BBB	35.5	34.5	32.4	25.2	28.6	7.7	8.3	8.4	7.8	13.4	14.2	15.4	13.4
NON-RATED	7.5	6.8	9.4	12.3	12.8	45.7	42.6	39.5	37.8	40.5	38.1	35.0	40.2
CASH EQUIVALENTS	0.2	5.3	3.7	6.6	5.0	-0.7	7.1	4.5	8.4	1.5	7.7	6.5	5.2
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
AVERAGE RATING	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A3 / A-	A3 / A-	A2 / A	A2 / A	A2 / A	A3 / A-	A2 / A	A2 / A
PORTFOLIO COMPOSITION													
HOUSING	53.9 %	52.5 %	54.0 %	56.1 %	49.5 %	51.2 %	46.7 %	48.5 %	43.3 %	40.8 %	36.0 %	28.9 %	27.2 %
HOSPITAL	19.9	18.2	16.3	12.8	19.1	24.2	21.3	19.4	15.6	18.2	18.9	22.3	21.5
INSURED	4.1	3.6	2.6	1.5	2.3	1.7	2.6	3.6	6.0	6.8	7.8	6.7	8.7
INSURED - G.O.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.2
OTHER REVENUE	0.9	6.6	7.0	8.2	4.7	6.1	5.1	6.0	10.4	7.6	8.6	7.9	8.7
IDR/PCR	15.0	11.3	9.3	4.1	5.2	4.3	4.1	4.5	5.3	9.2	6.8	7.5	5.7
CASH EQUIVALENTS	0.2	5.3	3.7	6.6	5.0	-0.7	7.1	4.5	8.4	1.5	7.7	6.5	5.2
ESC. TO MAT/PRE REF	0.0	0.0	0.0	1.8	0.9	1.7	2.7	1.3	1.8	1.6	4.1	4.9	6.6
EDUCATION	0.8	0.0	2.0	1.3	2.3	3.3	3.7	2.4	3.4	3.5	4.7	4.2	9.2
LEASES	4.0	1.1	0.9	3.1	3.2	3.5	2.3	3.0	2.8	2.2	2.3	3.7	3.3
GENERAL OBLIGATION	1.2	1.4	1.4	0.9	2.6	1.1	0.9	1.5	0.8	6.7	1.9	4.5	2.4
PUBLIC FACILITIES	0.0	0.0	2.8	1.0	0.8	0.9	1.2	1.9	1.2	1.5	0.8	0.1	0.5
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.4	0.2	1.9	0.5	0.4	0.4	1.9	0.8
MUTUAL FUNDS	0.0	0.0	0.0	2.6	4.4	2.3	2.1	1.5	0.5	0.0	0.0	0.0	0.0
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (Years)	17.6	18.2	17.4	19.4	19.5	19.6	16.5	15.5	14.1	13.8	13.1	12.8	14.0
DURATION TO AVERAGE LIFE (Years)	6.4	6.6	7.3	7.7	7.5	8.0	7.0	6.1	5.2	4.7	4.2	3.8	4.2
IMPLIED DURATION (Years)	4.4	3.6	3.9	4.8	6.9	7.5	7.6	4.8	4.2	4.2	4.2	4.2	4.8
30-DAY SEC YIELD (%)	6.2	5.5	5.5	5.1	4.7	5.5	5.6	5.3	4.9	4.7	4.5	4.4	4.4
LEHMAN 5-YR YIELD TO WORST	5.7	4.4	4.6	4.2	3.9	4.9	4.3	3.8	2.6	2.5	2.9	3.5	3.6
LEHMAN 5-YR MOD. DUR. TO WORST	4.3	4.4	4.2	4.2	4.2	4.1	3.9	3.8	3.9	4.1	4.1	4.1	4.1

Sit MN Tax-Free Income Fund
Risk Vs. Reward Comparison
5 Years Ending 12/31/06


5.00
4.90
4.80
4.70
4.60
4.50
4.40
4.30
4.20
4.10
4.00
Annualized Rate of Return (%)
1.6
1.8
2.0
2.2
2.4
2.6
2.8
3.0
Standard Deviation
Minnesota Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index

Sit Tax-Free Income Fund

Sit Tax Free Income Fund - Net of Fees
(As of 12/31/06)



1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
15.0
12.0
9.0
6.0
3.0
0.0
-3.0
-6.0
Total Return (%)
-0.63
-1.28
12.86
11.65
5.69
4.22
9.87
6.38
6.29
5.84
-4.01
0.74
8.32
7.72
5.84
6.21
5.69
9.27
2.87
4.13
3.96
2.72
3.30
0.95
3.54
3.34
Sit Tax Free Income Fund
Lehman 5-Year Municipal Bond Index



1 Year
3 Years
5 Years
10 Years
Since Inception (9/29/88) Annualized
6.0
4.0
2.0
0.0
Annualized Total Return (%)
3.54
3.34
3.60
2.33
3.87
4.05
4.50
4.69
5.89
4.79
Sit Tax Free Income Fund
Lehman 5-Year Municipal Bond Index

Please refer to disclosure on title page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.


Sit Tax-Free Income Fund
12 Month Distribution Rate
12/31/94 - 12/31/06
12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Sit Tax Free Income Fund (12 Month Distribution Rate)
Lehman 5-Year Municipal Bond Index (Yield to Worst)

Sit Tax-Free Income Fund

Portfolio Characteristics

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
QUALITY													
AAA	7.0 %	8.0 %	9.8 %	18.6 %	22.3 %	21.3 %	17.8 %	21.3 %	23.5 %	24.9 %	30.8 %	30.6 %	31.6 %
AA	10.9	8.1	10.7	12.5	17.1	15.2	15.4	10.8	7.0	5.1	5.5	4.4	3.1
A	41.2	35.9	36.6	32.4	25.7	26.5	25.3	29.9	34.1	29.1	26.2	21.2	18.7
BBB	40.3	43.7	39.5	33.7	27.5	36.2	37.1	32.7	27.3	30.7	30.4	33.7	33.8
NON-RATED	0.9	0.8	0.5	0.0	0.0	0.4	3.2	3.4	5.0	7.3	3.1	3.6	11.2
	-0.3	3.5	2.9	2.8	7.4	0.4	1.2	1.9	3.1	2.9	4.0	6.5	1.6
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
AVERAGE RATING	A3 / A-	A3 / A-	A2 / A	A2 / A	A1 / A+	A1 / A+	A2 / A	A2 / A	A2 / A	A2 / A	A1 / A+	A1 / A+	A1 / A+
PORTFOLIO COMPOSITION													
HOUSING	37.4 %	35.3 %	46.3 %	42.8 %	39.7 %	42.1 %	38.2 %	34.1 %	29.1 %	23.0 %	20.3 %	16.4 %	15.9 %
HOSPITAL	25.2	24.9	20.8	22.6	19.9	21.6	20.9	17.5	18.0	20.7	18.5	18.5	20.2
IDR/PCR	15.6	10.5	6.4	4.5	2.9	2.0	1.6	2.1	4.4	10.2	9.3	8.9	5.5
EDUCATION	2.5	1.1	0.5	1.2	3.2	5.0	6.0	4.1	3.3	4.4	4.2	3.9	7.8
LEASES	4.5	3.1	1.8	1.5	0.5	0.5	0.8	0.9	1.6	1.4	1.5	1.2	0.7
INSURED	5.1	6.5	4.4	6.3	9.0	10.8	12.0	13.0	14.9	18.1	22.0	21.6	22.2
INSURED - G.O.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.1	2.6
GENERAL OBLIGATION	0.0	0.0	0.8	0.2	0.2	0.1	0.0	0.5	1.0	0.2	0.7	0.4	1.0
UTILITIES	1.4	0.8	0.6	0.6	0.3	0.3	0.3	0.2	2.0	0.8	2.7	3.0	1.5
MUTUAL FUNDS	0.0	0.0	0.0	5.4	4.9	4.8	5.3	4.9	2.4	1.7	0.2	0.6	0.7
ESC. TO MAT/PRE REF	0.5	0.6	2.8	1.1	2.0	1.3	1.3	1.4	0.0	0.8	1.1	2.4	4.4
PUBLIC FACILITIES	2.5	1.5	2.2	0.6	0.6	1.3	1.1	1.0	1.1	0.8	1.3	1.2	0.8
OTHER REVENUE	5.6	12.2	10.5	10.4	9.4	9.8	11.3	18.4	19.1	14.9	14.2	13.3	15.1
CASH EQUIVALENTS	-0.3	3.5	2.9	2.8	7.4	0.4	1.2	1.9	3.1	3.0	4.0	6.5	1.6
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (Years)	15.0	15.1	15.6	18.8	18.0	18.2	16.6	14.4	12.9	12.6	12.6	11.6	14.0
DURATION TO AVERAGE LIFE (Years)	6.2	6.3	6.5	7.7	7.2	7.8	7.2	5.4	4.5	4.0	3.4	3.2	3.9
IMPLIED DURATION (Years)	4.7	4.0	3.8	5.1	7.0	7.6	7.8	5.2	4.2	3.9	3.8	3.5	4.7
30-DAY SEC YIELD (%)	6.3	5.5	5.5	5.0	4.6	5.5	5.4	5.3	4.9	4.9	4.4	4.4	4.3
LEHMAN 5-YR YIELD TO WORST	5.7	4.4	4.6	4.2	3.9	4.9	4.3	3.8	2.6	2.5	2.9	3.5	3.7
LEHMAN 5-YR MOD. DUR. TO WORST	4.3	4.4	4.2	4.2	4.2	4.1	3.9	3.8	3.9	4.1	4.1	4.1	4.1

Sit Tax-Free Income Fund
Risk Vs. Reward Comparison
5 Years Ending 12/31/06


4.20
4.10
4.00
3.90
3.80
3.70
3.60
Annualized Rate of Return (%)
1.60
1.80
2.00
2.20
2.40
2.60
2.80
3.00
Standard Deviation
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index

Sit U.S. Government Securities Fund

Sit U.S. Government Securities Fund - Net of Fees
(As of 12/31/06)


1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Total Return (%)
15.0
12.0
9.0
6.0
3.0
0.0
-3.0
1.77
-1.75
11.50
14.41
4.99
4.06
8.19
7.72
6.52
8.49
1.37
0.49
9.15
10.47
8.56
8.42
5.79
9.64
1.19
2.29
3.35
2.33
2.49
1.68
4.13
3.84
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index


1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Annualized Total Return (%)
8.0
6.0
4.0
2.0
0.0
4.13
3.84
3.32
2.61
3.38
3.91
5.04
5.47
6.34
6.77
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index

Please refer to disclosure on title page.
Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit U.S. Government Securities Fund

Portfolio Characteristics

	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	Lehman Interm Gov't Index 12/31/06
U.S. Treasury Bonds	9.1 %	23.8 %	8.4 %	24.6 %	15.3 %	6.4 %	1.0 %	6.5 %	5.7 %	5.1 %	2.0 %	3.7 %	65.4 %
U.S. Agency Bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.4	2.7	3.9	0.8	34.6
Collateralized Mortgage Obligations	7.3	7.7	16.5	7.9	14.9	27.9	44.9	32.5	19.7	25.2	30.8	35.3	0.0
TIPS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mortgage Pass-Through Securities	78.9	67.4	73.2	64.9	69.6	63.7	48.9	54.7	66.1	64.3	62.1	59.1	0.0
Mutual Funds	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash	4.7	1.1	0.4	2.6	0.2	2.0	5.2	6.3	6.1	2.7	1.2	1.1	0.0
Totals	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Sit Gov't Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't Fund Duration	2.6 Yr	3.5 Yr	2.7 Yr	2.6 Yr	3.1 Yr	3.2 Yr	2.4 Yr	1.9 Yr	2.5 Yr	2.7 Yr	2.9 Yr	3.0 Yrs	
Lehman Interm. Gov't Duration	3.0 Yr	3.0 Yr	3.0 Yr	3.2 Yr	3.1 Yr	3.2 Yr	3.3 Yr	3.2 Yr	3.4 Yr	3.4 Yr	3.3 Yr	3.3 Yrs	
Sit Gov't Fund 30-Day SEC Yield	6.5 %	6.1 %	5.7 %	5.3 %	6.1 %	6.3 %	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	4.9 %	
Lehman Interm. Gov't Yield	5.4 %	6.1 %	5.8 %	4.8 %	6.5 %	5.5 %	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	

Sit U.S. Government Securities Fund
Risk Vs. Reward Comparison
5 Years Ending 12/31/06



Annualized Rate of Return (%)
4.6
4.4
4.2
4.0
3.8
3.6
3.4
3.2
3.0
1.5
1.7
1.9
2.1
2.3
2.5
2.7
2.9
3.1
3.3
3.5
Standard Deviation
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index

Key Portfolio Measurement Statistics
As of 12/31/06



Standard Deviation
Standard Deviation
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Sharpe Ratio
Sharpe Ratio
0.9
0.6
0.3
0.0
-0.3
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Annualized Returns
Total Return (%)
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Alpha
Alpha
1.0
0.8
0.6
0.4
0.2
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)

Please refer to disclosure on title page.
Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580

Key Portfolio Measurement Statistics
As of 12/31/06


Standard Deviation
Standard Deviation
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index


Sharpe Ratio
Sharpe Ratio
1.5
1.0
0.5
0.0
-0.5
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index


Annualized Returns
Total Return (%)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index


Alpha
Alpha
1.8
1.5
1.2
0.9
0.6
0.3
0.0
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)

Please refer to disclosure on title page.
Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580

Key Portfolio Measurement Statistics

As of 12/31/06



Standard Deviation
Standard Deviation
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index



Sharpe Ratio
Sharpe Ratio
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index



Annualized Returns
Total Return (%)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index



Alpha
Alpha
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)

Please refer to disclosure on title page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580